November 1, 2018

Re:      OBITX, Inc.

Amendment No. 6 to Registration Statement on Form S-1 Filed September 19, 2018

File No. 333-222978

To Whom It May Concern:

We have reviewed the Staff's letter dated October 25, 2018. Our responses are listed below. All changes to the Form S-1 are also reflected in Amendment #7 to Registration Statement on Form S-1 which is being filed hereto.

 General

1.                   We note that altCUBE, Inc., a subsidiary that you founded in June 2018, “enabl[es] access to the financial crypto global market” and, according to its website, “provide[s] credit and debit card processing for . . . cryptocurrency mining, trading platforms, and ICOs.” Please briefly describe altCUBE’s services and explain how they fit your business strategy in the Business section of the prospectus. Clarify whether altCUBE is a money transmitter that must comply with FinCEN registration and state licensing requirements, and if so, describe the effects of those governmental regulations on the business. In this regard, we note your reference to “payment processors” in the regulatory discussion on page 43. Refer to Item 101(h)(4) of Regulation S-K. In the Management section of the prospectus, disclose that Mr. Mardikian serves as the chief executive officer of altCUBE, and identify altCUBE as your subsidiary in such disclosure. Refer to Item 401(e) of Regulation S-K. Finally, file a list of all your subsidiaries as an exhibit to the registration statement pursuant to Item 601(b)(21) of Regulation S-K.

Response:  Please note that the website www.altcube.com is NOT incorporated as part of the S-1.  In the S-1 we note that altCUBE was created to provide services in the arena of promoting individual advertising solutions and enabling access to the financial crypto global market, providing modern, efficient, clean and intuitive user interface.  In response to Staff's comment we have added the following to Business Strategy.  The last paragraph now reads:

We have created three subsidiaries: i) altCUBE, Inc., ii) Haute Jobs, Inc., and iii) Campaign Pigeon, LLC to provide legal protections for various elements of the business plan.  Currently, Haute Jobs, Inc., and Campaign Pigeon, LLC have no direct business.  altCUBE is a marketing company, which is paid royalties for referrals to ePaymints (www.epaymints.com), which is not incorporated in this prospectus), a credit card processing company.  altCUBE is paid a recurring referral fee for clients that are introduced and accepted by ePaymints for credit card processing. altCUBE is not a payment processor or money transmitter, maintains no licenses, and is not required to register under FinTech.

Furthermore, we have updated the Management section in response to the Staff's comments to include disclosure showing that Alex Mardikian is the CEO of all subsidiaries. That section now reads as follows:

MANAGEMENT

The following table sets forth information concerning our executive officers and directors and their ages at July 31, 2018:

Name	Age	Position
Alex Mardikian	47	Chief Executive Officer, Secretary CEO of all the Company's subsidiaries(1)
Brandy Craig	36	Chief Financial Officer
Paul Rosenberg	49	Director
(1) Subsidiaries include altCUBE, Inc., Haute Jobs, Inc., and Campaign Pigeon, LLC

2.      Your revised disclosure in Note 5 to the unaudited financial statements on page F-22 suggests that you accepted payment from Render Payment, LLC in the form of RPM tokens and did not convert such tokens into fiat currency after receipt because you believe you “will make more by holding [them].” Please reconcile this disclosure with your balance sheet as of July 31, 2018, which indicates that the payment from Render Payment remains outstanding. If you accepted RPM tokens for payment after July 31, 2018, please revise your subsequent events disclosure in Note 10 and your disclosure on pages 45 and 46 that you will continue to monitor the progress of the RPM tokens without accepting payment. Finally, advise how this disclosure is consistent with your revised disclosure in response to comment 2 of our letter dated August 22, 2018 that it “is not your intent to hold digital assets for investment[].”

Response:  We have not accepted the RPM tokens as payment.  While we believe our previous comments did not suggest that we had, we have clarified the language in Note 5 to better describe this relationship. It now reads:

On September 13, 2017, the company entered into an agreement to provide social media and other advertising services to Render Payment, LLC.  The agreement calls for the payment of $1,250,000 for services rendered with a 90-day payment term.  We provided services for marketing the ICO for Render Payment, LLC which services have been completed and are finished. The fee for our service is $1,250,000 per the contract. While the Company has deferred collection until such time as we determine that the RPM tokens have sufficient liquidity to pay the receivable; we reserve the right to collect this receivable in cash or alternate payment means. Michael Hawkins, the former Chief Financial Officer, is a non-controlling member with greater than 10% ownership in Render Payment, LLC.

Capitalization, page 37

3.                  Your Capitalization table does not total appropriately. Please revise or advise.

Response:  We have corrected the total.  It now reads as:

July 31, 2018

Cash and cash equivalents	1,941
Due to related party	615,968
Stockholders’ equity:
Common stock, $0.0001 par value per share: 200,000,000 shares authorized; 5,460,000 shares issued and outstanding, actual	546
Series A Preferred stock, $0.0001 par value per share: 1,000,000 shares authorized; 100,000 shares issued and outstanding	10
Additional paid in capital	3,442,825
Accumulated earnings	213,417
Total stockholders’ equity	3,656,798
Total capitalization	4,274,707

2

Business Strategy, page 40

4.      We note you generally refer to the “consulting services” that ICOMethod provides to clients that you introduce. Please specifically describe each of the services that it provides. Refer to prior comment 1.

Response:  We do not refer to consulting services that ICO Method provides under our business strategy section.  The consulting services provided by ICO Method are not a part of our business strategy or offering. The Registrant believes that its prior response to comment 1 is correct. However, we do discuss ICO Method as a related party transaction on page 46 and added further language to clarify the difference between the Company and ICO Method. It now reads:

ICOMethod, LLC is owned by Alex Mardikian, Paul Rosenberg, and Michael Hawkins. Michael Hawkins serves as the managing member.   ICOMethod provides services that are not a part of the Company's business strategy to potential candidates introduced by us that are looking for additional services we do not provide.  ICOMethod has agreed to pay OBITX a 25% referral fee of its revenue generated for the services it provides to clients we introduce. No revenue has been generated from this arrangement to date.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations for the Period Ended July 31, 2018, page 49

5.                  In view of the lack of revenues in the three month period ended July 31, 2018, revise your MD&A to discuss any related trends, events or uncertainties that are reasonably likely to impact future results of operations or financial position. See Item 303(a)(3) of Regulation S-K for further guidance.

Response:  We have modified the MD&A Section under Revenue to read as:

We had no revenue from operations for the three months ended July 31, 2018 and July 31, 2017.  Until such time as the Company has obtained enough clients for marketing purposes or reaches a significant level of participants (approximately 1,000,000 registrants to our marketing database) the revenue of the Company is expected to vary significantly.  Since inception we have recognized revenue ranging from zero to $1,250,000 in a quarter. This trend is likely to continue for the foreseeable future.

Executive Compensation, page 51

6.                  The summary compensation table indicates that you have not paid any compensation to Mr. Rosenberg. It appears, however, that you paid Mr. Rosenberg $3,500 per month since November 1, 2017, for his services as a director pursuant to a consulting agreement. Please revise. Disclose the material terms of the consulting agreement or provide a cross-reference to such disclosure on page F-23. Refer to Item 402(r) of Regulation S-K. Finally, file the consulting agreement as an exhibit to the registration statement pursuant to Item 601(b)(10) of Regulation S-K.

Response:  We have updated the executive compensation table as follows:

EXECUTIVE COMPENSATION

Executive Compensation

The following summary compensation table sets forth information concerning compensation for services rendered in all capacities during the period ended July 31, 2018 awarded to, earned by or paid to our executive officers.

	SUMMARY COMPENSATION TABLE
					Stock	Option
Name and Principal			Salary	Bonus	Awards	Awards	Total ($)
Position	Year		($)	($)	($)	($)
Alex Markidian, CEO	2018	(1)(4)	42,000	-	-	-	42,000
	2017		63,000	-	-	-	63,000
Michael Hawkins, Interim CFO	2017	(2)(4)	-	-	-	-
Brandy Craig, CFO	2018	(1)(4)	12,000	-	-	-	12,000
	2017		3,000	-	-	-	3,000
Paul Rosenberg, Director	2018	(3)(4)	10,500	-	-	-	10,500
	2017		21,000	-	-	-	21,000

(1) (2) (3) (4)

Alex Mardikian and Brandy Craig received compensation as a consultant to the Company.  At the time of filing, the Company has not yet begun payroll services. The Company intends to convert all Consulting Agreements with current management into Employment contracts upon the effectiveness of this registration statement.

Mr. Hawkins served as the interim CFO for the Company through October 31, 2017.  Brandy Craig became the Company’s CFO on November 1, 2017.  Epic Industry Corp, a wholly owned company of Mr. Hawkins was subsequently (November 1, 2017) granted a warrant to acquire 500,000 shares of common stock at $1.00 per share.

Paul Rosenberg serves as the sole member of the Board of Directors.  Mr. Rosenberg is compensated through an agreement that pays him $3,500 per month for agreeing to serve as director.  In addition to the monthly pay, Mr. Rosenberg was granted a warrant to acquire 250,000 shares of the company stock at $1.00 per share and to acquire 50,000 shares at par value ($0.0001).  The agreement is at will and may be terminated by either party with 30 days written notice.

Review Note 5, Related Party Transaction on page F-22 through F-23 for further information concerning management agreements.

Security Ownership of Certain Beneficial Owners and Management, page 52

7.         We note the disclosure regarding the beneficial ownership of your common stock does not account for MCIG’s right to convert each share of Series A Preferred Stock into 50 shares of common stock. Please revise. Refer to Instruction 2 to Item 403 of Regulation S-K and Rule 13d-3 of the Exchange Act

Response:  We have updated the disclosure to include underlying shares and voting control.  It now reads as:

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

In connection with the distribution, the 402,811 shares of the Company’s common stock held directly by MCIG will be distributed pro rata to the shareholders of MCIG., who own MCIG common stock as of the record date.

The following table shows beneficial ownership of OBITX’s common stock, as of July 31, 2018, by:

•     Each person or entity is known by OBITX to beneficially own more than 5% of the outstanding shares of OBITX’s common stock;

•     Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities.  Percentage of beneficial ownership is based on 13,460,000 underlying shares of common stock that consists of 8,460,000 shares of common stock outstanding as of July 31, 2018 and 5,000,000 underlying shares of common stock of the Series A Preferred Stock outstanding as of July 31, 2018.

Unless otherwise indicated, the address of each beneficial owner listed below is c/o OBITX, Inc., 4720 Salisbury Road, Jacksonville, Florida 32256.

Name and Address of Beneficial Owner	Common Shares Owned	Underlying Common Shares Series A Preferred	Securities Exercisable within 60 days	Total Shares and Securities Owned	Total Shares Calculated as % of Ownership	Common Shares After Distribution	% of Ownership After Distribution	Underlying Voting Shares	% of Voting Control
MCIG, Inc.	510,000	5,000,000	-	5,510,000	40.94%	5,107,189	37.94%	250,510,000	97.38%
APO Holdings, LLC (1)	1,500,000	-	1,000,000	2,500,000	18.57%	2,500,000	18.57%	2,500,000	0.97%
Epic Industry, LLC (3)	250,000	-	500,000	750,000	5.57%	750,000	5.57%	750,000	0.29%
Paul Rosenberg (2)	3,000,000	-	500,000	3,500,000	26.00%	3,500,000	26.00%	3,500,000	1.36%

(1) Michael Pollastro, a California resident, is the beneficial owner of APO Holdings, LLC, a Nevada limited liability company.

(2) Paul Rosenberg is the sole member of the Board of Directors. The total shares owned consists of 2,500,000 in the name of Paul Rosenberg and 500,000 shares in the name of Fintech Labs, LLC, a Delaware limited liability company in which Mr. Rosenberg is a beneficial owner and managing member.

(3) Michael Hawkins, our former CFO and Florida resident, is the sole beneficial owner of Epic Industry Corp, a Florida Corporation.

Notes to Financial Statements for the interim period ended July 31, 2018

Note 10. Subsequent Events, page F-25

8.                   Revise to re-number this footnote and the previous footnote Warrants on page F-24 so that they are in sequential order.

Response:  We have re-numbered the last two footnotes to be sequential.

9.                   Revise to include discussion of the 10 ATMs purchased in May 2018 in another footnote, as this transaction is not a subsequent event as of July 31, 2018.

Response: We have deleted the footnote from subsequent events and added comments to Note 4, which we retitled Balance Sheet Notes.  The entire Footnote now reads as:

Note 4. Balance Sheet Notes

Property, Plant and Equipment

In a major transaction, the Company acquired the 420 Cloud software environment which includes, 420 Cloud mobile, 420 Cloud browser, 420 Cloud API, WhoDab, BangPunch, 420 single sign-on mobile wallet, 420 job search, Weedistry, Ehesive, 420 cue, 420 wise guy, and Palm weed.  While some of the software applications are currently in use, others are still under development.  The Company launched its 420 cloud software service on April 20, 2017. The company has transferred all digital currency ATMs to assets held for sale as they are no longer going to be used by the company has and will be sold.

The following is a detail of equipment:

Property, Plant, and Equipment
For the 6 months ended July 31,

	2018	2017
420 Cloud	$3,129,100	$3,086,065
Total acquisition cost	3,129,100	3,086,065
Accumulated depreciation	441,771	41,980
Total property, plant, and equipment	$2,687,329	$3,044,085

Depreciation expense on property, plant and equipment was $243,202 for the 6 month period ended July 31, 2018 and $41,980 for the 6 month period ending July 31, 2017.

Assets Held for Sale

In May 2018 the company accepted 10 Krytp ATM’s in exchange for payment of the $108,196 Account Receivable with Kryp Network LLC which has ceased operations. In addition to the 10 ATM machines Kryp network provided two additional machines at no additional cost.  The settlement, along with the prior purchases of 50 ATM’s (25 on December 4, 2017 and 25 on January 15, 2018) brings the total ATM count to 62. The company intends to liquidate the 62 ATM machines in our possession within the following year and have accounted for the items under Held for Sale in accordance with ASC 360-10-35-42. As of July 31, 2018, the cost basis value of the assets held for sale is $408,166.

10.               We note you now own 62 ATM machines as compared to the 35 machines you previously owned. Please revise to disclose when these additional 27 ATM machines were purchased and the total price paid for them.

Response:  See response to Question #9.

11.               Revise to include discussion of your subsidiaries created in May and June 2018, respectively, in another footnote as these transactions were not subsequent events as of July 31, 2018. Revise to disclose the capitalization and percentage ownership of these subsidiaries.

Response:  The subsidiaries were discussed in Footnote 1 of the financial statements ending July 31, 2018.  With the exception of the following, the comments were erroneously left in the subsequent event section and have now been deleted. Note 11 – Subsequent Events now reads as:

Note 11.  Subsequent Events

On August 1, 2018 the company transferred 24.5% of altCUBE to Jodi Durst and 24.5% of altCUBE to Kim Coley.  Subsequently, in October 2018 the stock transfer was rescinded and cancelled.  altCUBE remains a wholly owned subsidiary of OBITX.

Supplement Comments

12.    We have been asked by the Staff, supplementally, to revise the legal opinion, previously filed as Exhibit 5.1 to the Registration Statement to reflect the 5,460,000 common shares and 100,000 Series A preferred shares as outstanding and to opine that the shares offered by the selling shareholders are validly issued, fully paid and non-assessable.

Response: The revised legal opinion letter is being filed herewith.

13.    We were asked to revise the Related Party Transaction section of the Prospectus (Pages 45 – 46) to reflect the line of credit with APO Holdings and the ownership of same. APO Holdings owns 1,500,000 common shares of the Company’s Common Stock and 1,000,000 shares of common stock underlying warrants.

Response: The following paragraph has been added to the Related Party section of the Business Strategy section:

APO Holdings, LLC

APO Holdings, LLC is owned by Michael Pollastro, its sole member. APO Holdings, LLC owns 1,500,000 shares of common stock of the Company and 1,500,000 shares of common stock underlying warrants. On July 2, 2018 the Company entered a Line of Credit with A.P.O. Holdings, LLC for up to $250,000. The Line of Credit may be cancelled at any time by either party providing 30 days written notice of cancellation. It was given at a 0% interest rate and may be paid at any time with no definitive payoff date. As of July 31, 2018, the current outstanding balance on the line of credit is $12,000.

You may contact Thomas G. Amon, at (212) 810-2430 or Carl Hawkins, at (904) 748-9750 if you have questions regarding our responses to the staff comments and related matters.

Sincerely,

/s/ Alex Mardikian

Chief Executive Officer